SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2003

PCCW Limited

(Translation of Registrant's Name Into English)

39th Floor, PCCW Tower

TaiKoo Place, 979 King's Road

Quarry Bay, Hong Kong

(Address of Principal Executive Offices)

                (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                Form 20-F ☒ Form 40-F ☐

                (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                Yes ☐    No ☒

                (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-      .)

PCCW LIMITED

INDEX TO EXHIBITS

Items

1.                                       Press Release entitled, “PCCW Deputy Chairman To Retire From The Company At Year End”, dated May 6, 2003.

2.                                       Teletext Announcement dated May 12, 2003.

3.                                       Announcement entitled, “Possible Senior Appointment”, dated May 12, 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PCCW LIMITED

Dated: May 12, 2003	By: /s/ Fiona Nott
Name: Fiona Nott
Title: Company Secretary

Item 1

PCCW Deputy Chairman
To Retire From The Company At Year End

Hong Kong, May 6, 2003 — PCCW’s Deputy Chairman, Linus W.L. Cheung today announced his intention to leave the company at the end of 2003.

Mr. Cheung, who has been with the company, and its predecessor Cable & Wireless HKT as its Chief Executive, since 1994, said “Having achieved the goals I set for myself, and accomplished the successful merger between PCCW and Cable & Wireless HKT, I feel it is timely and appropriate that I now turn my sights toward new challenges.”

Mr. Cheung added “I shall miss each and every one of my colleagues who have through the years given me unstinting support. I wish them well and will watch the advancement of the company as it continues to meet the exciting challenges that face this dynamic industry today, and in the years ahead.”

PCCW Chairman, Richard Li extended Linus his gratitude for the contribution he had made to the company. “Linus has given generously of his knowledge and skills, and in doing so has helped write an important chapter in the company’s history. I join with my colleagues in offering our best wishes in his pursuit of future endeavors.”

“Hong Kong is blessed with many people in the business world who, through their dedication, striving for excellence and concern for others, truly make a difference. Linus possesses all of these attributes, and I am certain that he will continue to contribute significantly to whichever field he chooses to enter.”

*                                              *                                              *

About PCCW

PCCW Limited (SEHK: 0008, ADR-NYSE: PCW), the Hong Kong-listed flagship of the Pacific Century Group, is one of Asia’s leading integrated communications companies. From its market-leading position in Hong Kong, PCCW is focused on building shareholder value by leveraging synergies between its core businesses and partners, and by delivering customer-led total solutions throughout Asia.  PCCW provides key services in the areas of: integrated telecommunications; broadband solutions; connectivity; narrowband and interactive broadband (Internet Services); business e-solutions; data centers and related infrastructure.

To learn more about PCCW, go to www.pccw.com

For media inquiries, please call:

Louis Ting
VP, Public Affairs

Tel: 852 2883 6603
Email: louis.wk.ting@pccw.com

Item 2

Following is the text of an announcement released by PCCW Limited on May 12, 2003 through the teletext system of The Stock Exchange of Hong Kong Limited:

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliances upon the whole or any part of the contents of this announcement.

The Company notes press speculation that Mr. Jack So Chak-kwong is to join the Company.

The Company confirms that it is in discussion with Mr. So with a view to his joining the Company as a member of senior management.  At present, no contract has yet been entered into by Mr. So and the Company.

Further announcements will be made if and when appropriate.

By order of the Board

Fiona Nott
Company Secretary

12 May 2003

Item 3

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

POSSIBLE SENIOR APPOINTMENT

The Company is in discussion with Mr. Jack So Chak-kwong about a possible senior appointment. No contract has yet been entered into by the Company and Mr. So.

The Company has noted the increase in the price and the trading volume of the shares of the Company and wishes to state that, apart from the foregoing, the Company is not aware of any reasons for such movements.

This statement is made at the request of The Stock Exchange of Hong Kong Limited.

PCCW Limited (the “Company”) notes press speculation that Mr. Jack So Chak-kwong (“Mr So”) is to join the Company.

The Company confirms that it is in discussion with Mr. So with a view to his joining the Company as a member of senior management. At present, no contract has yet been entered into by Mr. So and the Company.

Further announcements will be made in connection with the above if and when appropriate.

The Company has noted the increase in the price and the trading volume of the shares of the Company and wishes to state that, apart from the foregoing, the Company is not aware of any reasons for such movements.

The Company also confirms that, apart from any matters in connection with the above, there are no negotiations or agreements relating to intended acquisitions or realizations which are discloseable under paragraph 3 of the Listing Agreement, neither is the Company aware of any matter discloseable under the general obligation imposed by paragraph 2 of the Listing Agreement, which is or may be of a price-sensitive nature.

By Order of the Board
Fiona Nott
Company Secretary

Hong Kong, May 12, 2003